Exhibit 99.1

Can-Fite: Findings Showing the Complete Clearance of Cancer in Patient Treated with Namodenoson will be Presented at the AASLD Liver Meeting®

Namodenoson is now in a global pivotal Phase III study for advanced liver cancer

PETACH TIKVA, Israel, October 25, 2022 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, announced today that a poster entitled “Complete Response Induced by Namodenoson, an A3 Adenosine Receptor Agonist, in a Patient with Advanced Hepatocellular Carcinoma” will be presented at the American Association for the Study of Liver Diseases’ (AASLD) The Liver Meeting® at 1:00 pm on Monday, November 7, 2022 in Washington, D.C. The findings are published, Abstract 4413, in the October 2022 supplement of HEPATOLOGY, a premier peer-reviewed journal in the field of liver disease published on behalf of the AASLD.

CT images of the tumor at baseline as well as 7 weeks and approximately 5 years after treatment initiation.

Summary of Abstract:

The patient, a 61-year-old woman with hepatocellular carcinoma (HCC), the most common form of liver cancer, and moderate hepatic dysfunction Child-Pugh B (CPB7), participated in Can-Fite’s prior Phase II study. The patient was in the Namodenoson arm of the Phase II study and continued treatment with Namodenoson for 5 years under an Open Label Extension Program. Treatment is ongoing under a Compassionate Use Program established in Romania in August of 2022.

Highlights:

•	At baseline, computed tomography (CT) scans demonstrated a large HCC tumor in the context of multifocal disease at baseline. Two treatment cycles later (e.g., after approximately 7 weeks) CT demonstrated shrinkage of the tumor mass that was consistent with a partial response.
•	Within 4 years of treatment, disappearance of the tumor mass, ascites and peritoneal carcinomatosis was observed consistent with a complete response by RECIST 1.1 and mRECIST.
•	The patient’s alanine transaminase (ALT) and aspartate aminotransferase (AST) levels were elevated at baseline (68 U/L and 44 U/L, respectively), and normalized after 1 treatment cycle. Normal ALT and AST levels were maintained for 5 years.
•	Serum α-fetoprotein level was 47 ng/ml at baseline, declined to normal levels after 5 cycles of treatment, and reached 1.3 ng/mL at the time of complete response.
•	No treatment-emergent adverse events were reported.
•	At the time of reporting this case (5 years from treatment initiation), the response is ongoing as indicated by evaluation of liver functions and imaging studies.

Conclusion:

This case report demonstrates that treatment with Namodenoson can lead to a complete and durable response in patients with HCC and CPB7.

“A Complete Response of HCC in an advanced stage is rare, and we are pleased to report that under treatment with Namodenoson, this patient has now survived more the five years, returning to normal liver function with the disappearance of ascites and peritoneal carcinomatosis,” stated Can-Fite CEO Dr. Fishman. “We look forward to sharing our findings on this case with the community of hepatologists at The Liver Meeting in order to advance scientific knowledge and bring to market safe and effective treatments for liver cancer.”

Can-Fite’s pivotal Phase III study in patients with advanced liver cancer is open for patient enrolment and will recruit patients in Israel, the U.S., and five countries in Europe. If the study achieves its endpoint, the Company will be in a position to submit Namodenoson for approval with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). Namodenoson has Orphan Drug Status with both the FDA and EMA and Fast Track Status with the FDA. A registration plan has been submitted to and accepted by the FDA.

The Liver Meeting, which takes place in Washington, D.C. from November 4 – 8, 2022, brings together clinicians, associates, and scientists from around the world to exchange information on the latest research, discuss new developments in liver treatment and transplantation, and network with leading experts in the field of hepatology.

The HCC drug market is expected to reach $3.8 billion in 2027 in the G8 countries according to DelveInsight.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is being evaluated for two indications, as a second line treatment for hepatocellular carcinoma in a pivotal Phase III study, and as a treatment for non-alcoholic steatohepatitis (NASH) in a Phase IIb study. A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company's lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite's liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114